

Mail Stop 4628

May 22, 2017

Jonathan Gregory
Chief Executive Officer
Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, CA 92020

> **Re:** **Royale Energy Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 4, 2017**
> **File No. 333-216055**

Dear Mr. Gregory:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2017 letter.

General

1. To the extent our comments on the registration statement also relate to Royale's Form 10-K for the fiscal year ended December 31, 2016 and Form 10-Q for the quarter ended March 31, 2017, please make corresponding changes to the disclosures in those filings, as applicable.

2. We note your response to prior comment 4. We further note that the proxy solicitation is related to Royale Energy's annual shareholders' meeting where directors will be elected. Please disclose that no accountant has been recommended to shareholders for ratification for the current year and the reasons why an accountant was not recommended. Refer to Item 9(a) of Schedule 14A.

3.   Please include updated financial statements and related financial information for both companies in your next amendment to the registration statement as required by Rule 8-08 of Regulation S-X.

Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 30

4.   You state the pro forma table sets forth information relating to the merger as if it had become effective on December 31, 2016. Please note your pro forma statement of operations should be presented as if the merger was completed as of January 1, 2015. It is only the pro forma balance sheet that should be presented as if the merger was completed on December 31, 2016. Refer to Rule 11-02(b)(6) of Regulation S-X and revise your pro forma financial information as necessary.

Risk Factors, page 33

5.   Please add a risk factor to explain that the report of Royale's independent registered public accounting firm includes an explanatory paragraph about the existence of substantial doubt about your ability to continue as a going concern. Refer to Item 503(c) of Regulation S-K.

The Mergers, page 53

Background of the Mergers, page 53

6.   We note your response to prior comment 9. Please expand your disclosure to briefly describe the differences between Matrix's initial counterproposal and revised counterproposal and the reason(s) why Matrix revised its initial counterproposal.

Opinion of Northland Capital Markets to Royale Board of Directors, page 61

7.   We note your response to prior comment 13 and the revised disclosures. Please disclose all of the financial analyses that Northland presented to the Royale board in connection with the rendering of its opinion, and include summaries of all material analyses. In this regard, we note that there is no discussion in the proxy statement/prospectus of the financial analyses performed by Northland with respect to Royale or the equity contribution analysis.

8.   Please disclose the material assumptions used in Northland's discounted cash flow analysis and net asset value analysis. Please also explain the methodology used to determine the discount rate of 10% in the discounted cash flow analysis.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 90

9.   Please address the following points as it relates to your computation of the purchase price consideration and allocation and your determination of the fair value of the assets acquired and liabilities assumed:

- Please show how you calculated the shares of Holdings to be issued to the Matrix owners.

- Tell us why you have used the share price of Royale common stock as of March 20, 2017 in your computation of the purchase price. We would expect you to use the most recent stock price to determine the value of stock to be issued and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public shares' price.

- Explain why you have included the Matrix Class B equity as a liability assumed in your purchase price allocation as it is not a liability and will be exchanged for shares of convertible preferred stock in Holdings.

- Please include details of the estimates and assumptions used to determine the fair value of Matrix's oil and gas properties and land acquired. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

- Please disclose in further detail the nature of the adjustment to accrued liabilities.

- Please consider the guidance in FASB ASC 805-30-25 to the extent your revisions to the purchase price consideration and allocation result in the fair value of the assets acquired and liabilities assumed exceeding the fair value of the consideration transferred.

10. We note in response to prior comment 18 you now present pro forma per share information as part of your pro forma condensed financial information on page 30; however, please include pro forma per share data in your detailed pro forma financial statements as well. The guidance in Rule 11-2(b)(7) of Regulation S-X specifically states that primary and fully diluted pro forma per share data should be presented on the face of the pro forma income statement together with the number of shares used to compute such per share data.

11. Please refer to prior comment 19. We do not see where you have provided the pro forma reserve information and pro forma standardized measure of discounted future net cash flows information in your filing. As such, we reissue our prior comment 19 in its entirety.

12.   In your response to prior comment 20 you state that you believe there are no pro forma adjustments required to depict the tax effect of the merger. Please include a note in the pro forma financial statements explaining why there is no tax effects associated with the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 92

13.   Please remove the $40,561,882 Common stock and $703,567 Paid in capital account balances from your historical Royale balance sheet column as these balances are not reflected on the audited balance sheet of Royale on page F-4.

14.   It appears you present adjustments to Paid in capital on a net basis on the pro forma balance sheet. Please revise your presentation to provide each adjustment on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

Unaudited Pro Forma Condensed Statement of Operations, page 94

15.   As requested in our prior comment 22, please include a description of the Sansinena Oil Field and East LA Field transaction and an explanation for its inclusion in the pro forma financial information.   In addition, you state that you intend to file pre-acquisition financial statements of the Sansinena and East LA Oil Field. Please include these financial statements in your next amendment to the registration statement.

16.   We note you include a pro forma adjustment to remove the net loss attributable to non-controlling interest. Please reference this adjustment to a note that explains the nature of it.

17.   Please revise your pro forma consolidated statement of operations to include a pro forma adjustment for depreciation expense related to your new basis of acquired oil and gas properties. Include in a pro forma note details of how you calculated the pro forma depreciation amount.

Royale's Properties, page 109

Net Proved Oil and Natural Gas Reserves, page 110

18.   Based on the disclosure of proved reserves provided elsewhere on page F-23, there appears to be a material change in the net quantities of proved undeveloped reserves that occurred during 2016. Please expand your disclosure to explain the underlying factors so that the change in net reserves between periods is fully explained. Alternatively, expand your disclosure to provide a tabular reconciliation and related narrative discussion comparable to the disclosure regarding the changes in Matrix's proved undeveloped reserves provided on page 131.

Royale Management's Discussion and Analysis of Financial Condition and Results of Operations, page 114

Capital Resources and Liquidity, page 120

19.   We note you entered into negotiations with two shareholders of Matrix to issue convertible promissory notes totaling $1,580,000 with a conversion rate of $.40 per share and warrants to purchase one share of common stock for every three shares of common stock issuable upon the conversion of the notes. Further, we note you reflect the cash received from the Matrix shareholders as cash advances on your balance sheet rather than convertible debt as negotiations have not yet concluded. Please provide current details of the status of your negotiations as we note you have filed as Exhibits 10.1 and 10.2 the agreements associated with these convertible notes.

In addition, please tell us why you have not presented the issuance and conversion of these notes in your pro forma financial information as the notes automatically convert upon the approvals of the merger and conversion by the shareholders of Royale.

Matrix's Oil & Gas Properties, page 129

Oil, Gas and Natural Gas Liquids Reserve Information, page 129

20.   We note disclosure of a tabular summary of proved developed and undeveloped reserves by product type and the present value discounted at 10%. However, an arithmetic summation of the individual figures presented in the table appears to be inconsistent with the grand total of such figure shown in the line item entry "Total proved." Furthermore, the net quantities of crude oil and natural gas presented on page 130 appear to be inconsistent with the comparable figures presented on page F-53. Please resolve these inconsistencies or tell us why a revision is not needed.

Production, Average Price and Average Production Cost, page 132

21.   The 2016 crude oil and natural gas production figures presented on page 132 appear to be inconsistent with the comparable figures presented on page F-53. We also note the 2015 and 2014 production figures presented on page F-53 appear to exclude the net quantities of NGL production disclosed on page 132. Please resolve these inconsistencies or tell us why a revision is not needed.

22.   We note the disclosure revisions and written response to our prior comment 32 do not appear to resolve the apparent inconsistency between the production figures for the Sansinena and East LA Fields provided on page 133 and production figures disclosed on page 132. Furthermore, the disclosure on page 133 relating to the Sansinena and East LA Fields appears to include production that predates the date that Matrix acquired an ownership interest. Please note Instruction 1 relating to the disclosure of production

under Item 1204(a) of Regulation S-K clarifies that net production should only include production that is owned by the registrant and produced to its interests. Please resolve the apparent inconsistencies relating to the disclosure of Matrix's production for the years ended December 31, 2016, 2015 and 2014 including such disclosure regarding the interests acquired by Matrix in 2016 in the Sansinena and East LA Fields.

Matrix Management's Discussion and Analysis of Financial Condition and Results of Operations, page 136

Results of Operations for the Twelve Months Ended December 31, 2016, as Compared to the Twelve Months Ended December 31, 2015, page 141

23.   Please expand your disclosure to include a discussion of the changes in reserves that occurred during 2016 comparable to the disclosure provided on page 144.

Financial Statements of Royale Energy, Inc.

Note 1-Summary of Significant Accounting Policies, page F-8

Other Receivables, page F-10

24.   We note that your allowance for uncollectible accounts was unchanged at December 31, 2016 as compared to December 31, 2015. Tell us how you determined the allowance for bad debt as of each year end, and in view of the higher accounts receivable balance at December 31, 2016, your basis for concluding that the allowance as of December 31, 2016 is adequate.

Note 16-Change In Estimate, page F-21

25.   We note that you changed the process by which you analyze the collectability of your other receivables, mainly from direct working interest investors. Please tell us and enhance your disclosure to more clearly describe the change, and how it differs from the previously employed method.

Consolidated Financial Statements of Matrix Oil Management Corporation

Note 3- Acquisition of Certain Oil and Gas Properties, page F-45

26.   We note you disclose that you acquired a 50% working interest in the Sansinena Oil Field and East LA Field for $10.1 million. However, on page 57 you state the purchase price was $20 million. Please resolve this inconsistency. In addition, please comply fully with the applicable disclosure requirements outlined in FASB ASC 805-10-50-1 and 50-2, 805-20-50-1 and 805-30-50-1 as your current disclosures relating to this business combination are incomplete.

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-52

27.   The disclosure on page F-52 appears to indicate that certain reserves relating to interests
       that are individually immaterial have been excluded from Matrix's engineering studies.
       Please tell us if the related net reserve quantities were excluded from the reserve figures
       presented on page F-53 and if so, were material in comparison to the total net quantities
       of reserves for the periods ending December 31, 2016, 2015 or 2014.

28.   We note disclosure on page F-52 which states "the information below on our natural gas
       and oil reserves is presented in accordance with regulation prescribed by the SEC, with
       guidelines established by the Society of Petroleum Engineers' Petroleum Resource
       Management System." Please tell us what reliance you have placed upon guidance other
       than the definitions and requirements identified under (i) Item 1201(c) of Regulation S-K
       which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for
       purposes of disclosure under Subpart 229.1200 and (ii) the FASB Accounting Standards
       Codification Topic 932, Extractive Activities—Oil and Gas in the preparation of the
       estimates of reserves disclosed on page F-53.

Changes in Estimated Reserve Quantities, page F-53

29.   Please correct the apparent typographical error in the line item header relating to the
       disclosure of proved undeveloped reserves in the tabular summary presented on page F-
       53.

Historic Development Costs for Proved Reserves, page F-55

30.   The discussion accompanying the tabular summary of the development costs indicates
       these costs were incurred to drill and develop Matrix's reserves. However, the
       description of these costs appears to be inconsistent with disclosure provided elsewhere.
       For example, the disclosure provided on page 131 indicates that during 2016 no proved
       undeveloped reserves were converted to developed status and the disclosure provided on
       page 134 indicates that no wells were drilled during 2016 or 2015. Please tell us and
       expand your disclosure to explain the activities represented by the development costs
       disclosed in the table on page F-55.

Exhibits

31.   Your auditor has consented to the use in this registration statement of its report dated
       March 14, 2016 related to the consolidated financial statements of Royale Energy, Inc.
       However, the audit report on page F-2 is dated March 31, 2017. Please have your auditor
       revise its consent to reference the appropriate date of its audit report.

32.   You state in the proxy statement/prospectus that the merger proposal is conditioned on
       the approval of the exchange transactions proposals. However, based on the Royale

Jonathan Gregory
Royale Energy Holdings, Inc.
May 22, 2017
Page 8

Energy proxy card you filed as Exhibit 99.12, it is not clear that the merger proposal is conditioned on the approval of these proposals. Please revise the proxy card accordingly.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Lee Polson, Esq.
        Strasberger & Price, LLP